Jeremy Steele
Senior Vice President, General Counsel & Secretary

July 14, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:                                        Scott Anderegg

Re:                             A. M. Castle & Co.

Registration Statement on Form S-1

File No. 333-239513

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM EST on Wednesday, July 15, 2020, or as soon thereafter as is practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Eric Orsic at (312) 984-7617, or, in his absence, Rich Bass at (212) 547-5476, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

A. M. CASTLE & CO.
By:
Name:	Jeremy T. Steele
Title:	Senior Vice President, General Counsel & Secretary

cc:                                Eric Orsic, McDermott Will & Emery LLP

Rich Bass, McDermott Will & Emery LLP

1420 Kensington Road
Suite 220
Oak Brook, IL 60523
847-349-2413
jsteele@amcastle.com